Exhibit 2.3


 ADDENDUM TO AMENDED AND RESTATED STOCK PURCHASE AND ACQUISITION AGREEMENT DATED
                                  APRIL 3, 2003

         This addendum dated as of April 28, 2003 (this "Addendum"), modifies and supplements that certain Amended and Restated Stock Purchase and Acquisition Agreement dated April 3, 2003 (the "Agreement"), by and among Frontline Communications Corp. ("Frontline"), Proyecciones y Ventas Organizadas, S.A. de C.V. ("Provo"), Ventura Martinez del Rio Requejo ("Requejo") and Ventura Martinez del Rio Arrangoiz ("Arrangoiz"). Capitalized not specifically defined herein, shall have the respective meanings ascribed to them in the Agreement.

         In the event of a conflict between the Agreement and this Addendum, the terms of this Addendum shall control.

          1. Page 3, Section 3.01(a) of the Agreement shall be amended by deleting it in its entirety and substituting it with the following:

              "(a)In return for the sale of all right, title and interest in the Provo Shares, Arrangoiz and Requejo will receive an aggregate total of two hundred and twenty thousand (220,000) shares of Series C Convertible Preferred Stock (the "Series C Preferred") of Buyer and said shares shall be fully paid, non-assessable and free of any and all Encumbrances. The parties agree that the purchase price for the Provo Shares shall be P$83.30 Mexican Pesos per share and that the exchange rate used for all transactions hereunder shall be P$10.66 Mexican Peso : US$1 Dollar. Consequently, the Mexican tax basis for the Series C Preferred shall be $6.82 Dollars per share of Series C Preferred. The terms of the Series C Preferred shall be set forth in the Certificate of Designation of Series C Convertible Preferred Stock (the "Series C Certificate of Designation").


         2. The original Agreement, as modified by this Addendum, is hereby ratified and confirmed in all respects, is in full force and effect, and is binding on and enforceable against the parties in accordance with its terms.

         3. This Addendum may be executed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

         4.   This Addendum shall be governed by the laws of the State of New
              York.

                            [SIGNATURE PAGE FOLLOWS]


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         IN WITNESS WHEREOF, each of the parties has caused its duly authorized representative to execute this Amendment on the day and year first above written.


         Frontline Communications Corp.

         /s/  Stephen J. Cole-Hatchard

         By:
         Stephen J. Cole-Hatchard
         CEO


         Proyecciones y Ventas Organizadas, S.S. de C.V.

         /s/ Ventura Martinez del Rio Arrangoiz

         By: Ventura Martinez del Rio Arrangoiz
         Chairman

         /s/ Ventura Martinez del Rio Arrangoiz


         Ventura Martinez del Rio Arrangoiz, individually

         /s/ Ventura Martinez del Rio Requejo

         Ventura Martinez del Rio Requejo, individually